SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 25, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

City of Buenos Aires, November 25, 2008

To the
Comisión Nacional de Valores
25 de mayo 175, 3rd. Floor
City of Buenos Aires

Re.: Banco Macro S.A. Reports Relevant Event in Compliance with Section 2, Chapter XXI of Book 6 of the Rules of the Comisión Nacional de Valores.

Dear Sirs,

In my capacity as attorney-in-fact for Banco Macro S.A. (the "Bank") and in compliance with Section 2, Chapter XXI of Book 6 of the Comisión Nacional de Valores’ Rules (General Resolution Number 368 - as consolidated in 2001), I hereby inform the National Securities Exchange Commission (the Comisión Nacional de Valores or “CNV”) that the Buenos Aires Stock Exchange has granted its prior authorization in order to reduce the Bank's suscribed and paid-in capital stock -pursuant to Section 93 of the Buenos Aires Stock Exchange’s rules.

In case of any doubt or inquiry, please contact me

Sincerely,

/s/ [ ]
[ ]
Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 25, 2008

MACRO BANK INC.

By:	/s/
Name:	Luis Cerolini
Title:	Director